Exhibit 99.1

IESI-BFC LTD. ANNOUNCES DATE FOR FIRST QUARTER 2011 EARNINGS RELEASE
AND CONFERENCE CALL

TORONTO, ONTARIO – Wednesday, April 6, 2011 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) will report financial results for the three months ended March 31, 2011, on Thursday, April 28, 2011, after the close of the stock markets. The Company will host a conference call on Friday, April 29, 2011 at 8:00 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 58005300, at approximately
7:50 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Friday, May 13, 2011, at midnight, and can be accessed by dialing
1-800-642-1687, conference ID 58005300. International or local callers can access the replay by dialing
706-645-9291. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, Inc., are leaders in their markets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:
IESI-BFC Ltd.
Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Tel: (905) 532-7517
Email: chaya.cooperberg@bficanada.com
www.iesi-bfc.com